UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-13

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Mike de Leeuw, Director

Sentient Executive GP IV, Limited, General Partner

Of Sentient GP IV, L.P., General Partner of Sentient Global Resources Fund IV, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Clifford L. Neuman, Esq.

Clifford L. Neuman, PC

6800 N. 79th Street, Suite 200

Niwot, CO. 80503

(303) 449-2100

February 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106	Page 2 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106	Page 3 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGRF III Parallel I, L.P. is no longer a Reporting Person
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106	Page 4 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP III, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106	Page 5 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106	Page 6 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 37,650,684
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,650,684
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,650,684
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.17%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106	Page 7 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 37,650,684
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,650,684
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,650,684
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.17%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106	Page 8 of 14

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 37,650,684
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,650,684
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,650,684
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.17%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106	Page 9 of 14

Item 1.	Security and Issuer

This filing relates to the Common Stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.	Identity and Background is amended to read as follows:

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”), (ii) SGRF III Parallel I, L.P. (“Parallel I”), (iii) Sentient Executive GP III, Limited (“Sentient Executive III”), (iv) Sentient GP III, L.P. (“GP III); (v) Sentient Global Resources Fund IV, L.P. (“Fund IV”); (vi) Sentient GP IV, L.P. (“GP IV”); and (vii) Sentient Executive GP IV, Limited (“Sentient Executive IV”) (the foregoing are collectively referred to herein as the “Reporting Persons” or “Sentient”). Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund III is a Cayman Islands limited partnership. The sole general partner of Fund II is Sentient GP III, L.P. which is a Cayman Islands limited partnership (“GP III”). Parallel I combined with Fund III effective December 14, 2020 and as a result is no longer a separate Reporting Person. The sole general partner of GP III is Sentient Executive III which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV, L.P. which is a Cayman Islands limited partnership (“GP IV”). The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund III, Parallel I, and Fund IV is making investments in public and private companies engaged in mining and other natural resources activities. The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive III is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of Fund IV.

The principal offices of each of the Reporting Persons is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)    During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used by Fund IV to make the investments in Golden Minerals described below are funds held by it for investment.

CUSIP No. 381119106	Page 10 of 14

Item 4.	Purpose of Transaction is amended to read as follows:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

Convertible Note

On October 27, 2015, the Issuer, entered into a Loan Agreement (the “Loan Agreement”) with Fund IV (“Fund IV ”). At that time the Reporting Persons owned, in the aggregate, approximately 27% of the Issuer’s outstanding Common Stock (excluding restricted Common Stock held by the Issuer’s employees and excluding shares reserved for issuance pursuant to the exercise of warrants and conversion of the Note described herein).

Pursuant to the terms of the Loan Agreement, on October 27, 2015, the Issuer borrowed from Fund IV $5.0 million, the entire amount available under the Loan Agreement, and the Issuer delivered a Senior Secured Convertible Note (the “Note”) in favor of Fund IV, with principal and accrued interest thereunder due on October 27, 2016.  Pursuant to the Loan Agreement and as required by NYSE American rules, the conversion features of the Note would only be effective if approved by the Issuer’s shareholders which approval occurred on January 19, 2016. As a result, at the option of Fund IV, all or any of the outstanding principal balance together with accrued and unpaid interest evidenced by the Note became convertible into shares of the Issuer’s Common Stock at a conversion price equal to the lowest of (i) $0.29 (90 percent of the 15-day volume weighted average price (“VWAP”) for the period immediately preceding the loan funding date), (ii) 90 percent of the 15-day VWAP for the period immediately preceding any election to convert, or (iii) an anti-dilution adjusted price based on the lowest price for which the Issuer has sold its stock following the borrowing date (subject to certain exceptions set forth in the Note).

On February 11, 2016, Sentient converted a portion of the Note ($3,874,416 in principal and $132,772 in accrued interest) (the “Partial Note Conversion”) leaving an unpaid principal balance of $1,125,584. The partial conversion of principal and interest was at a conversion price of $0.1715773, which was 90% of the 15 day VWAP for the period immediately preceding the conversion date. The Partial Note Conversion resulted in the acquisition by Fund IV of an additional 23,355,000 shares of Common Stock and an additional 102,182 September 2012 Warrants, pursuant to the anti-dilution adjustment feature of the September 2012 Warrants triggered by the Partial Note Conversion.

On June 10, 2016, Sentient converted the final portion of the Note ($1,125,583.61 in principal and $34,064.20 in accrued interest) (the “Final Note Conversion”) leaving an unpaid principal balance of $0. The final conversion of principal and interest was at a conversion price of $0.289063541, which was 90% of the 15 day VWAP for the period immediately preceding the loan funding date. The Final Note Conversion resulted in the acquisition by Fund IV of an additional 4,011,740 shares of Common Stock and an additional 1,589 September 2012 Warrants, pursuant to the anti-dilution adjustment feature of the September 2012 Warrants triggered by the Final Note Conversion.

As of the date of this Schedule, all Warrants issued to Sentient have expired without exercise.

Effective October 27, 2020, Fund III and Parallel I sold an aggregate of 1,612,772 shares of common stock at a price of $0.455 per share. The shares were sold in a market transaction.

Effective October 29, 2020, Fund III and Parallel I sold an aggregate of 31,700 shares of common stock at price of $0.440 per share. The shares were sold in a market transaction.

Effective December 14, 2020, Parallel I was consolidated into Fund III, and as a result all securities held of record by Parallel I became owned of record by Fund III.

Effective February 19, 2021, Fund III sold an aggregate of 195,551 shares of common stock at a price of $0.8301 per share. The shares were sold in a market transaction.

Effective February 23, 2021, Fund III sold an aggregate of 1,868,378 shares of common stock at a price of $0.8368 per share. The shares were sold in a market transaction.

As a result of the transactions described above, Fund III no longer owns any shares of common stock of the Issuer, and Parallel I no longer exists.

CUSIP No. 381119106	Page 11 of 14

Summary of Ownership

The following table shows the number of shares of the Issuer’s Common Stock after giving effect to the transactions described in this Schedule 13D/A-13 and the percentage ownership of Fund III, Parallel I, and Fund IV.

	Number of Shares owned as of February 23, 2021	Total ownership as a % of fully diluted shares as of February 23, 2021
Fund III	0	0%
Parallel I	0	0%
Fund IV	37,650,684	23.17%
Total	37,650,684	23.17%

The percentage of outstanding shares is based upon the Issuer having a total of 162,469,612 shares of Common Stock issued and outstanding as of February 17, 2021 as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2020.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

(b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None. The Reporting Persons reserve the right to explore future opportunities.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

CUSIP No. 381119106	Page 12 of 14

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.	Interest in Securities of the Issuer is amended to read as follows:

Fund III owns no shares of the Issuer’s Common Stock.

Parallel I no longer exists.

Fund IV owns 37,650,684 shares of the Issuer’s Common Stock

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Filing Agreement dated February 26, 2021 by and among Sentient Global Resources Fund III, L.P., SGRF III Parallel I, L.P.; Sentient Executive GP III, Limited; Sentient GP III, L.P.; Sentient Global Resources Fund IV, L.P., Sentient GP IV, L.P., its General Partner and Sentient Executive GP IV, Limited, General Partner filed herewith.

Registration Rights Agreement between Golden Minerals Company and Sentient Global Resources Fund IV, L.P. dated as of June 10, 2016 as filed as Exhibit 10.1 on the Company’s Current Report on Form 8-K filed with the Commission on June 14, 2016 and incorporated herein by reference.

CUSIP No. 381119106	Page 13 of 14

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund III, L.P.

By: Sentient GP III, L.P., General Partner

By: Sentient Executive GP III, Limited, General Partner

By: /s/ Mike de Leeuw

Mike de Leeuw, Director

Date: February 26, 2021

Sentient GP IV, L.P. By: /s/ Mike de Leeuw Mike de Leeuw, Director Date: February 26, 2021 Sentient Executive GP IV, Limited By: /s/ Mike de Leeuw Mike de Leeuw, Director Date: February 26, 2021
Sentient GP III, L.P. By: /s/ Mike de Leeuw Mike de Leeuw, Director Date: February 26, 2021 Sentient Executive GP III, Limited By: /s/ Mike de Leeuw Mike de Leeuw, Director Date: February 26, 2021

Sentient Global Resources Fund IV, L.P.

By: Sentient GP IV, L.P., General Partner

By: Sentient Executive GP IV, Limited, General Partner

By: /s/ Mike de Leeuw

Mike de Leeuw, Director

Date: February 26, 2021

CUSIP No. 381119106	Page 14 of 14

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP III, Limited and Sentient Executive GP IV, Limited are as follows. Neither Sentient Executive GP III, Limited nor Sentient Executive GP IV, Limited has any executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Mike de Leeuw	Director	Australia	Investment Manager	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Greg Link	Director	New Zealand	Director (Sentient Executive GP IV Limited only)	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Pieter Britz	Director	Australian	Director (Sentient Executive GP IV Limited only)	Level 18 Suite 1A 1 Bligh Street Sydney, NSW 2000 Austrailia

Peter Weidmann	Director	Germany	Investor Relations Manager	Schellingstrasse 76 80799 Munich Germany

Andrew Pullar	Director	Australian U.K	Director	Level 18 Suite 1A 1 Bligh Street Sydney, NSW 2000 Austrailia